UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

INFINEON TECHNOLOGIES AG

(Name of Issuer)

ORDINARY SHARES, NO PAR VALUE, BUT WITH A NOMINAL VALUE OF €2.00 PER SHARE

(Title of Class of Securities)

45662N1037

(CUSIP Number)

December 13, 2002

(Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45662N1037

1.		Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

SIEMENS PENSION TRUST e.V.

2.		Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	NOT APPLICABLE
(b)	NOT APPLICABLE

3.		SEC Use Only

4.		Citizenship or Place of Organization

FEDERAL REPUBLIC OF GERMANY

	5.	Sole Voting Power

58,552,632

Number of	6.	Shared Voting Power
Shares
Beneficially		0
Owned by
Each Reporting	7.	Sole Dispositive Power
Person With:
58,552,632

	8.	Shared Dispositive Power

0

9.		Aggregate Amount Beneficially Owned by Each Reporting Person

58,552,632

10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

NOT APPLICABLE

11.		Percent of Class Represented by Amount in Row (9)

8.1%

12.		Type of Reporting Person (See Instructions)

OO

Item 1.

(a)	Name of Issuer: INFINEON TECHNOLOGIES AG

(b)	Address of Issuer’s Principal Executive Offices: ST.-MARTIN-STRASSE 53 D-81541 MUNICH, GERMANY

Item 2.

(a)	Name of Person Filing: SIEMENS PENSION TRUST e.V.

(b)	Address of Principal Business Office or, if none, Residence: WITTELSBACHERPLATZ 2 D-80333 MUNICH, GERMANY

(c)	Citizenship: FEDERAL REPUBLIC OF GERMANY

(d)	Title of Class of Securities: ORDINARY SHARES, NO PAR VALUE, BUT WITH A NOTIONAL VALUE OF €2.00 PER SHARE

(e)	CUSIP Number: 45662N1037

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

(a)	Amount beneficially owned: 58,552,632

(b)	Percent of class: 8.1%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 58,552,632

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 58,552,632

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class

NOT APPLICABLE

Item 6. Ownership of More than Five Percent on Behalf of Another Person

NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
             Company or Control Person

NOT APPLICABLE

Item 8. Identification and Classification of Members of the Group

NOT APPLICABLE

Item 9. Notice of Dissolution of Group

NOT APPLICABLE

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 13, 2002	Siemens Pension Trust e.V.

	By:	/s/ Peter Scherkamp Peter Scherkamp Member of the Managing Board

	By:	/s/ Dr. Elisabeth Schmalfuss Dr. Elisabeth Schmalfuss Member of the Managing Board